Exhibit 1

PRESS RELEASE	February 17, 2005

Syneron Files with FDA for 510(k) Clearance of the
VelaSmooth™ System in the U.S.

Yokneam, Israel – February 17, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced that it has filed a 510(k) application with the FDA for marketing clearance of its VelaSmooth™ system in the U.S.

The VelaSmooth is already being sold in Europe, Canada and other countries. It was cleared in these countries for improvement in the appearance of cellulite through the Medical CE mark in Europe, and Health Canada clearance in Canada.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS™ technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Domenic Serafino, President, Syneron Inc., Tel. (905) -886-9235 ext. 247, doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, Tel. +972 4 909-6200, moshem@syneron-med.com.

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Syneron to submit 510(k) application for VelaSmooth

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo, ELOS and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.